ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
222 Bay Street, P.O. Box 143
Toronto, Ontario M5K 1H1

Phone: (416) 864-1234
Fax: (416) 943-3795

July 24, 2007

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs / Mesdames:

Re: Olympus Pacific Minerals Inc. ("the Company")

We refer to the short form prospectus of the Company dated July 24, 2007 relating to the distribution of Units of the Company (the "Prospectus").

We consent to the use, through incorporation by reference, in the Prospectus of our report dated March 28, 2007 to the Shareholders of the Company on the following financial statements:

- consolidated balance sheets as at December 31, 2006 and 2005
- consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audits of or limited procedures related to such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) **ERNST & YOUNG LLP**

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants